Exhibit 99.2

FinVolution Group Announces Continued Purchase of Shares by Senior Management

SHANGHAI, Aug. 28, 2023 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced that (i) Mr. Shaofeng Gu, Chairman of the board and Chief Innovation Officer of the Company, and (ii) other senior management of the Company, purchased in their personal capacity approximately 0.63 million of the Company’s American Depositary Shares (“ADSs”) in the first half of 2023. All the ADSs purchased were independent of the Company’s share repurchase programs and were made during an open window period in full compliance with all the Company’s and legal guidelines.

Mr. Gu commented, “We continue to view FinVolution as an excellent investment, particularly at our current market valuation, and share buybacks serve as an effective capital management tool in the current environment. Capitalizing on our cutting-edge suite of technologies, strong liquidity position and financial flexibility that enable us to navigate and succeed in all the markets in which we operate, we believe FinVolution is well-positioned to execute our ‘Local Focus, Global Outlook’ strategy to deliver long-term sustainable growth.”

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2023, the Company had over 169.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit: http://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase the volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com